SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):   ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333‑127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010	CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Date: January 28, 2010	CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, January 28, 2010
CANADIAN PACIFIC ANNOUNCES 2009 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its fourth-quarter and full-year 2009 results today. Net income in the fourth-quarter was $194 million, an increase of three per cent from $188 million in fourth-quarter 2008 and diluted earnings per share were $1.15, down from $1.21 in fourth-quarter 2008. Foreign exchange gain and loss on long-term debt and other specified items, including a charge on the termination of a shortline railway lease, and two favourable income tax items had a net positive impact on earnings per share of $0.21. Excluding these items, adjusted diluted earnings per share were $0.94 down 12 per cent from $1.07 in fourth-quarter 2008.
“We have come through an extraordinary year of economic challenges and we met these with focused productivity initiatives that have delivered sustainable improvements,” said Fred Green, President and CEO. “Markets remain uncertain and we will continue to drive efficiency while delivering a reliable service. We are positioned with assets and resources to respond to changes in our customers’ demand.”
For the fourth-quarter and full year 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results. For the first ten months of 2008, however, DM&E earnings were reported as equity income on one line of the income statement. In order to aid in the evaluation of the underlying earnings trends, 2008 results have also been presented on a pro forma basis, by redistributing DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses. This pro forma financial data presentation is a non-GAAP measure.
FOURTH-QUARTER 2009 COMPARED WITH FOURTH-QUARTER 2008 EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $1.1 billion, down 16 per cent from $1.3 billion
•	Operating expenses were $853 million, down 17 per cent from $1.0 billion
•	Operating income decreased to $269 million from $304 million, or 12 per cent
•	Operating ratio improved 120 basis points to 76.0 per cent
•	Diluted earnings per share decreased to $0.94 from $1.07, or 12 per cent
For the full year, 2009 net income increased slightly to $612 million from $607 million in 2008 and diluted earnings per share were $3.67, down six per cent from $3.91.
FULL YEAR 2009 COMPARED WITH FULL YEAR 2008 EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $4.3 billion down 18 per cent from $5.2 billion
•	Operating expenses were $3.4 billion a decrease of 17 per cent from $4.1 billion
•	Operating income was $900 million a decrease of 20 per cent from $1.1 billion
•	Operating ratio increased 70 basis points to 79.1 per cent from 78.4 per cent
•	Diluted earnings per share were $2.76 down from $3.99, or 31 per cent

2010 ASSUMPTIONS
CP plans to spend in the range of $680 million to $730 million on capital programs in 2010. These planned capital investments include approximately $585 million for the renewal of track infrastructure.
In December of 2009, CP made a voluntary prepayment of approximately $500 million into its defined benefit pension plans to reduce volatility in future pension funding requirements. The 2010 pension contributions are currently estimated to be between $150 and $200 million. Pension expenses in 2010 are expected to increase by approximately $50 million from 2009 primarily due to a decrease in the discount rate used to value the pension benefit obligation and the phasing in of 2008 equity losses.
CP expects its tax rate to be in the 25 per cent to 27 per cent range.
FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a net foreign exchange loss after tax of $1.4 million on long-term debt in the fourth quarter of 2009, compared with a gain of $22 million after tax in fourth-quarter 2008.
For the full year 2009, CP had a net foreign exchange loss on long-term debt of $26 million, compared with a net foreign exchange gain of $22 million after tax for the full year 2008.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. Although the taxes on foreign exchange gains and losses on long-term debt generally offset one another, because they may be in different tax jurisdictions, the resulting net tax can vary significantly.
In fourth-quarter 2009, CP recorded a $38 million after tax charge on the early termination of a shortline railway contract. As well, a tax rate change resulted in a $48 million gain, and an income tax settlement related to a prior year resulted in a benefit of $26 million. There were no other specified items recorded in fourth-quarter 2008.
For the full year 2009, in addition to the other specified items noted above, there was a $69 million after tax gain on the sale of a partnership interest, a $68 million after tax gain on the sale of Windsor Station in Montreal, Quebec and a land sale in Western Canada. A redemption and adjustment for an improvement in fair market value of long-term floating rate notes was received in replacement of the investment in Asset-Backed Commercial Paper (ABCP) of $5 million after tax, compared to an impairment in ABCP of $35 million after tax, recorded for full year 2008.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these become non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt and the tax thereon, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating income” and Additions to property is referred to as “Capital Program”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Pro forma data provides comparable measures for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008. Following that approval, the DM&E results are fully consolidated with CP’s operations.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, pension obligations and tax rates. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific:
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Contacts:

Media Mike LoVecchio Senior Manager – Media Relations Tel.: (778) 772-9636 email: mike_lovecchio@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)

	For the three months		For the year
	ended December 31		ended December 31
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Revenues
Freight	$1,091.0	$1,257.8	$4,175.2	$4,814.8
Other	30.9	41.9	128.0	116.8

	1,121.9	1,299.7	4,303.2	4,931.6

Operating expenses
Compensation and benefits	311.8	350.2	1,275.2	1,306.1
Fuel	157.5	239.5	580.2	1,005.8
Materials	41.1	63.8	215.1	252.3
Equipment rents	45.0	45.8	184.8	182.2
Depreciation and amortization	121.3	113.7	488.9	442.5
Purchased services and other	176.2	199.5	658.9	701.0

	852.9	1,012.5	3,403.1	3,889.9

Revenues less operating expenses	269.0	287.2	900.1	1,041.7

Gain on sales of partnership interest and significant properties	—	—	160.3	—
Equity income in Dakota, Minnesota & Eastern Railroad Corporation	—	10.4	—	50.9
Less:
Loss on termination of lease with shortline railway (Note 3)	54.5	—	54.5	—
Other income and charges (Note 4)	(0.4)	12.2	18.9	88.4
Net interest expense	62.8	73.8	273.1	261.1

Income before income tax expense	152.1	211.6	713.9	743.1
Income tax (recovery) expense (Note 5)	(42.0)	23.5	101.5	135.9

Net income	$194.1	$188.1	$612.4	$607.2

Basic earnings per share	$1.15	$1.22	$3.68	$3.95

Diluted earnings per share	$1.15	$1.21	$3.67	$3.91

See notes to interim consolidated financial information.
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	For the three months		For the year
	ended December 31		ended December 31
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Comprehensive income
Net Income	$194.1	$188.1	$612.4	$607.2
Other comprehensive income
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	(26.7)	208.5	(246.4)	305.1
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	28.1	(204.7)	244.5	(297.5)
Change in derivatives designated as cash flow hedges:
Realized (gain) loss on cash flow hedges recognized in income	(0.1)	(0.1)	5.0	(11.0)
Unrealized gain (loss) on cash flow hedges	2.1	(12.6)	2.3	(5.1)

Other comprehensive income (loss) before income taxes	3.4	(8.9)	5.4	(8.5)
Income tax (expense) recovery	(2.7)	31.9	(33.6)	44.8

Other comprehensive income (loss)	0.7	23.0	(28.2)	36.3

Comprehensive income	$194.8	$211.1	$584.2	$643.5

See notes to interim consolidated financial information.
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	December 31	December 31
	2009	2008
		Restated
		(see Note 2)

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$679.1	$117.6
Accounts receivable	441.0	647.4
Materials and supplies	132.7	215.8
Future income taxes	128.1	76.5
Other	46.5	65.7

	1,427.4	1,123.0

Investments	156.7	151.1
Net properties	11,967.8	12,384.6
Assets held for sale	—	39.6
Goodwill and intangible assets	202.3	237.2
Prepaid pension costs and other assets (Note 6)	1,777.2	1,221.8

Total assets	$15,531.4	$15,157.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$150.1
Accounts payable and accrued liabilities	917.3	1,034.9
Income and other taxes payable	31.9	42.2
Dividends payable	41.7	38.1
Long-term debt maturing within one year	392.1	44.0

	1,383.0	1,309.3
Other long-term liabilities	790.2	865.2
Long-term debt (Note 7)	4,102.7	4,685.8
Future income taxes	2,549.5	2,527.6

Shareholders’ equity
Share capital	1,746.4	1,220.8
Contributed surplus	33.5	40.2
Accumulated other comprehensive income	49.5	77.7
Retained income	4,876.6	4,430.7

	6,706.0	5,769.4

Total liabilities and shareholders’ equity	$15,531.4	$15,157.3

See notes to interim consolidated financial information.
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
 (in millions of Canadian dollars)

	For the three months		For the year
	ended December 31		ended December 31
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Operating activities
Net income	$194.1	$188.1	$612.4	$607.2
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	121.3	113.7	488.9	442.5
Future income taxes (Note 5)	(27.4)	97.6	153.2	156.3
(Gain) loss in fair value of long-term floating rate notes/ asset-backed commercial paper	—	—	(6.3)	49.4
Foreign exchange (gain) loss on long-term debt	(3.1)	3.9	(5.8)	16.3
Amortization and accretion charges	1.5	2.7	9.5	10.1
Equity income, net of cash received	(0.4)	(12.3)	0.5	(50.8)
Gain on sales of partnership interest and significant properties	—	—	(160.3)	—
Net loss on repurchase of debt	—	—	16.6	—
Restructuring and environmental remediation payments	(15.2)	(17.0)	(45.1)	(53.4)
Pension funding in excess of expense (Note 6)	(528.7)	(10.5)	(589.0)	(53.2)
Other operating activities, net	(29.2)	25.1	(25.8)	27.5
Change in non-cash working capital balances related to operations	106.2	38.2	102.7	(132.2)

Cash (used in) provided by operating activities	(180.9)	429.5	551.5	1,019.7

Investing activities
Additions to properties	(153.6)	(257.0)	(722.4)	(832.9)
Additions to assets held for sale	—	(9.5)	—	(222.5)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation	—	(0.3)	—	(8.6)
Proceeds from the sale of properties and other assets	17.4	257.6	243.8	257.6
Other, net	15.1	(4.7)	19.9	9.7

Cash used in investing activities	(121.1)	(13.9)	(458.7)	(796.7)

Financing activities
Dividends paid	(41.6)	(38.1)	(162.9)	(148.7)
Issuance of CP Common Shares	9.0	1.4	513.5	19.7
Net decrease in short-term borrowing	(57.7)	(129.9)	(150.1)	(79.6)
Issuance of long-term debt (Note 7)	463.2	—	872.7	1,068.7
Repayment of long-term debt	(4.8)	(252.6)	(618.6)	(1,340.7)
Settlement of treasury rate lock	—	—	—	(30.9)
Settlement of foreign exchange forward on long-term debt	—	—	34.1	—

Cash provided by (used in) financing activities	368.1	(419.2)	488.7	(511.5)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(2.9)	23.3	(20.0)	28.0

Cash position
Increase (decrease) in cash and cash equivalents	63.2	19.7	561.5	(260.5)
Cash and cash equivalents at beginning of period	615.9	97.9	117.6	378.1

Cash and cash equivalents at end of period	$679.1	$117.6	$679.1	$117.6

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial information.
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	(in millions of dollars)
			Accumulated
			Other		Total
	Share	Contributed	comprehensive	Retained	Shareholders
	capital	surplus	income	income	Equity

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3	$5,457.9
Adjustment for change in accounting policy (see Note 2)			1.8	(211.6)	(209.8)

Balance at December 31, 2007, as restated	1,188.6	42.4	41.4	3,975.7	5,248.1
Net Income				607.2	607.2
Other comprehensive income			36.3		36.3
Dividends				(152.2)	(152.2)
Stock compensation expense		7.8			7.8
Shares issued under stock option plans	32.2	(10.0)			22.2

Balance at December 31, 2008, as restated	1,220.8	40.2	77.7	4,430.7	5,769.4
Net Income				612.4	612.4
Other comprehensive loss			(28.2)		(28.2)
Dividends				(166.5)	(166.5)
Shares issued	495.2				495.2
Stock compensation (recovery) expense		(1.6)			(1.6)
Shares issued under stock option plans	30.4	(5.1)			25.3

Balance at December 31, 2009	$1,746.4	$33.5	$49.5	$4,876.6	$6,706.0

See notes to interim consolidated financial information.
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2009
(unaudited)
1	Basis of presentation

This unaudited interim consolidated financial information has been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Canadian Generally accepted accounting principles (“GAAP”) for interim and annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	Accounting changes

Pension prior service costs

During 2009, CP changed its accounting policy for the treatment of prior service pension costs for unionized employees. In previous periods CP had amortized these costs over the expected average remaining service period for employees. CP now amortizes these costs over the remaining contract term. The change in policy was made to provide more relevant information by amortizing the costs based on the contract term as CP generally renegotiates union contracts on a routine and consistent basis that is substantially shorter than the expected average remaining service period. The change has been accounted for on a retrospective basis. As a result of the change the following increases (decreases) to financial statement line items occurred:

(in millions of Canadian dollars, except per share data)
	For the three months		For the year ended		As at
	ended December 31		December 31		December 31
	2009	2008	2009	2008	2009	2008

Compensation and benefits	$0.2	$0.3	$0.9	$0.1
Income tax expense	1.1	(0.1)	1.2	0.3

Net income	(1.3)	(0.2)	(2.1)	(0.4)

Basic earnings per share	$(0.01)	$—	$(0.01)	$—
Diluted earnings per share	$(0.01)	$—	$(0.01)	$—

Prepaid pension costs and other assets					$(105.1)	$(104.2)
Future income tax liability					(27.0)	(28.2)
Retained income					(78.1)	(76.0)
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2009
(unaudited)
2	Accounting changes (continued)

Locomotive overhauls

During 2009, CP changed its accounting policy for the treatment of locomotive overhaul costs. In prior periods CP had capitalized such costs and depreciated them over the expected economic life of the overhaul. These costs are now expensed. Management has judged that the new policy is preferable because it better represents the evolving nature of locomotive overhauls. This policy aligns the treatment of locomotive costs with CP’s current operational practices, which has changed over recent years and gradually shifted to be more in the nature of a repair. The change has been accounted for on a retrospective basis. As a result of the change, the following increases (decreases) to financial statement line items occurred:

(in millions of Canadian dollars, except per share data)
	For the three months		For the year ended		As at
	ended December 31		December 31		December 31
	2009	2008	2009	2008	2009	2008

Depreciation and amortization decrease	$(10.9)	$(12.3)	$(43.5)	$(48.8)
Compensation and benefits	0.1	0.5	0.1	0.5
Materials	4.1	17.9	13.8	35.0
Purchased services and other	11.7	10.1	29.3	23.8

Total increases	15.9	28.5	43.2	59.3

Total operating expenses	5.0	16.2	(0.3)	10.5

Equity income in Dakota, Minnesota & Eastern Railroad Corporation	—	—	—	(0.4)
Income tax expense	(0.3)	(4.6)	1.3	(2.6)

Net income	$(4.7)	$(11.6)	$(1.0)	$(8.3)

Basic earnings per share	$(0.03)	$(0.08)	$(0.01)	$(0.05)
Diluted earnings per share	$(0.03)	$(0.07)	$(0.01)	$(0.05)

Other comprehensive income	0.4	(1.8)	2.1	(2.4)

Comprehensive income	(4.3)	(13.4)	1.1	(10.7)

Cash provided by operating activities	(15.9)	(28.5)	(43.2)	(59.3)
Cash used in investing activities	15.9	28.5	43.2	59.3

Net properties					$(187.9)	$(191.8)
Future income taxes liability					(51.5)	(54.3)
Accumulated other comprehensive income					1.5	(0.6)
Retained income					(137.9)	(136.9)
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2009
(unaudited)
2	Accounting changes (continued)

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Prepaid pension costs and other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended December 31, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $1.2 million and a decrease to “Income tax expense” of $0.5 million. This change did not impact previously reported basic and diluted earnings per share for the fourth quarter of 2008. For the year ended December 31, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $5.0 million and a decrease to “Income tax expense” of $2.0 million. This change also resulted in a $0.02 decrease to previously reported basic earnings per share and $0.02 decrease to previously reported diluted earnings per share for the year ended December 31, 2008.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

3	Loss on termination of lease with shortline railway

During the fourth quarter of 2009 the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls and Sudbury. The contract with the lessee included the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction recognized in the fourth quarter was $54.5 million ($37.6 million after tax).
Canadian GAAP

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
December 31, 2009
(unaudited)
4	Other income and charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions of Canadian dollars)	2009	2008	2009	2008

Accretion charges on accruals recorded at present value	$2.1	$1.8	$8.7	$6.4
Accretion income on long-term floating rate notes	(1.5)	—	(2.9)	—
Net loss on repurchase of debt	—	—	16.6	—
Other exchange losses (gains)	0.7	4.9	(0.4)	6.1
(Gain) loss in fair value of long-term floating rate notes/ asset-backed commercial paper	—	—	(6.3)	49.4
Foreign exchange (gain) loss on long-term debt	(3.1)	3.9	(5.8)	16.3
Other	1.4	1.6	9.0	10.2

Total other income and charges	$(0.4)	$12.2	$18.9	$88.4

5	Income tax expense

In the fourth quarter of 2009, legislation was enacted to reduce Ontario provincial income tax rates. Income tax expense for the fourth quarter reflects the impact of a $47.6 million benefit related to the revaluation of its future income tax balances as at December 31, 2008, as well as an income tax settlement related to a prior year.

6	Pensions and other benefits

During the fourth quarter of 2009, the Company chose to accelerate funding of future pension obligations through a voluntary prepayment of approximately $500 million to the Company’s defined benefit pension plans.

7	Long-term debt

During the fourth quarter of 2009, the Company issued $400 million of 6.45% Notes due November 17, 2039. Net proceeds from this offering were $397.8 million. The notes are unsecured.

The Company also issued $67.7 million of 5.57% Secured Notes due December 24, 2024. Net proceeds from this offering were $66.7 million. The notes are secured by certain equipment.
Canadian GAAP

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

Fourth Quarter(1)					Year(1)
2009	2008(2)(3)	Fav/(Unfav)%			2009	2008(2)(3)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,091.0	$1,257.8	$(166.8)	(13.3)	Freight revenue	$4,175.2	$4,814.8	$(639.6)	(13.3)
30.9	41.9	(11.0)	(26.3)	Other revenue	128.0	116.8	11.2	9.6

1,121.9	1,299.7	(177.8)	(13.7)		4,303.2	4,931.6	(628.4)	(12.7)

				Operating expenses
311.8	350.2	38.4	11.0	Compensation and benefits	1,275.2	1,306.1	30.9	2.4
157.5	239.5	82.0	34.2	Fuel	580.2	1,005.8	425.6	42.3
41.1	63.8	22.7	35.6	Materials	215.1	252.3	37.2	14.7
45.0	45.8	0.8	1.7	Equipment rents	184.8	182.2	(2.6)	(1.4)
121.3	113.7	(7.6)	(6.7)	Depreciation and amortization	488.9	442.5	(46.4)	(10.5)
176.2	199.5	23.3	11.7	Purchased services and other	658.9	701.0	42.1	6.0

852.9	1,012.5	159.6	15.8		3,403.1	3,889.9	486.8	12.5

269.0	287.2	(18.2)	(6.3)	Revenues less operating expenses	900.1	1,041.7	(141.6)	(13.6)
—	—	—	—	Gain on sales of partnership interest and significant properties	160.3	—	160.3	—
—	10.4	(10.4)	(100.0)	Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	50.9	(50.9)	(100.0)
				Less:
54.5	—	(54.5)	—	Loss on termination of lease with shortline railway	54.5	—	(54.5)	—
(0.4)	12.2	12.6	103.3	Other income and charges	18.9	88.4	69.5	78.6
62.8	73.8	11.0	14.9	Net interest expense	273.1	261.1	(12.0)	(4.6)

152.1	211.6	(59.5)	(28.1)	Income before income tax expense	713.9	743.1	(29.2)	(3.9)
(42.0)	23.5	65.5	278.7	Income tax (recovery) expense	101.5	135.9	34.4	25.3

$194.1	$188.1	$6.0	3.2	Net income	$612.4	$607.2	$5.2	0.9

$1.15	$1.22	$(0.07)	(5.7)	Basic earnings per share	$3.68	$3.95	$(0.27)	(6.8)

$1.15	$1.21	$(0.06)	(5.0)	Diluted earnings per share	$3.67	$3.91	$(0.24)	(6.1)

(1)	Certain 2008 figures have been restated to conform with the change of accounting policies for the amortization of prior service pension costs for unionized employees and expensing of locomotive overhaul costs as adopted in the fourth quarter of 2009 on a retrospective basis.

(2)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including 2009.

(3)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets as adopted in the first quarter of 2009 on a retrospective basis.

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

Fourth Quarter(1)					Year(1)
2009	2008(2)(3)	Fav/(Unfav)%			2009	2008(2)(3)	Fav/(Unfav)%

				Financial (millions)

$194.1	$188.1	$6.0	3.2	Net income	$612.4	$607.2	$5.2	0.9

				Exclude:

				Foreign exchange gain (loss) on long-term debt (FX on LTD)
3.1	(3.9)	7.0	—	FX on LTD	5.8	(16.3)	22.1	—
(4.5)	26.2	(30.7)	—	Income tax (expense) recovery on FX on LTD (4)	(31.6)	38.6	(70.2)	—

(1.4)	22.3	(23.7)	—	FX on LTD (net of tax)	(25.8)	22.3	(48.1)	—

				Other specified items
(54.5)	—	(54.5)	—	Loss on termination of lease with shortline railway	(54.5)	—	(54.5)	—
16.9	—	16.9	—	Income tax on termination of lease with shortline railway short-line railway	16.9	—	16.9	—

(37.6)	—	(37.6)	—	Loss on termination of lease with shortline railway (net of tax)	(37.6)	—	(37.6)	—

—	—	—	—	Gain on sales of partnership interest and significant properties	160.3	—	160.3	—
—	—	—	—	Income tax expense on sales of partnership interest and significant properties	(23.5)	—	(23.5)	—

—	—	—	—	Gain on sales of partnership interest and significant properties (net of tax)	136.8	—	136.8	—

—	—	—	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper (ABCP)	6.3	(49.4)	55.7	—
—	—	—	—	Income tax recovery (expense) on gain (loss) in fair value of long-term floating rate notes/ABCP	(1.8)	14.6	(16.4)	—

—	—	—	—	Gain (loss) in fair value of long-term floating rate notes/(ABCP) (net of tax)	4.5	(34.8)	39.3	—

74.2	—	74.2	—	Income tax benefits due to rate reduction and settlement related to a prior year	74.2	—	74.2	—

$158.9	$165.8	$(6.9)	(4.2)	Income before foreign exchange gain (loss) on long-term debt and other specified items(5)	$460.3	$619.7	$(159.4)	(25.7)

				Earnings per share (EPS)
$1.15	$1.21	$(0.06)	(5.0)	Diluted EPS, as determined by GAAP	$3.67	$3.91	$(0.24)	(6.1)
				Exclude:
(0.01)	0.14	(0.15)	—	Diluted EPS, related to FX on LTD, net of tax (5)	(0.15)	0.14	(0.29)	—
0.22	—	0.22	—	Diluted EPS, related to other specified items, net of tax (5)	1.06	(0.22)	1.28	—

$0.94	$1.07	$(0.13)	(12.1)	Diluted EPS, before FX on LTD and other specified items (5)	$2.76	$3.99	$(1.23)	(30.8)

76.0	77.9	1.9	—	Operating ratio (5) (6) (%)	79.1	78.9	(0.2)	—

				Shares Outstanding

168.3	153.8	14.5	9.4	Weighted average (avg) number of shares outstanding (millions)	166.3	153.7	12.6	8.2
168.9	155.0	13.9	9.0	Weighted avg number of diluted shares outstanding (millions)	166.8	155.5	11.3	7.3

				Foreign Exchange

0.935	0.855	0.080	9.4	Average foreign exchange rate (US$/Canadian$)	0.869	0.951	(0.082)	(8.6)
1.069	1.169	(0.100)	(8.6)	Average foreign exchange rate (Canadian$/US$)	1.151	1.052	0.099	9.4

(1)	Certain 2008 figures have been restated to conform with the change of accounting policies for the amortization of prior service pension costs for unionized employees and expensing of locomotive overhaul costs as adopted in the fourth quarter of 2009 on a retrospective basis.

(2)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date.

(3)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets as adopted in the first quarter of 2009 on a retrospective basis.

(4)	Income tax on FX on LTD is discussed in the press release in the section “Foreign Exchange Gain and Loss on Long-Term Debt and Other Specified Items”.

(5)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures included in this press release.

(6)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008

Fourth Quarter(1)					Year(1)
	2008(2)(3)(4)					2008(2)(3)(4)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,091.0	$1,291.9	$(200.9)	(15.6)	Freight revenue	$4,175.2	$5,108.4	$(933.2)	(18.3)
30.9	42.2	(11.3)	(26.8)	Other revenue	128.0	118.8	9.2	7.7

1,121.9	1,334.1	(212.2)	(15.9)		4,303.2	5,227.2	(924.0)	(17.7)

				Operating expenses
311.8	357.0	45.2	12.7	Compensation and benefits	1,275.2	1,369.2	94.0	6.9
157.5	244.1	86.6	35.5	Fuel	580.2	1,057.3	477.1	45.1
41.1	65.2	24.1	37.0	Materials	215.1	267.2	52.1	19.5
45.0	47.1	2.1	4.5	Equipment rents	184.8	195.1	10.3	5.3
121.3	117.9	(3.4)	(2.9)	Depreciation and amortization	488.9	478.3	(10.6)	(2.2)
176.2	198.5	22.3	11.2	Purchased services and other	658.9	732.2	73.3	10.0

852.9	1,029.8	176.9	17.2		3,403.1	4,099.3	696.2	17.0

269.0	304.3	(35.3)	(11.6)	Operating income (4) (5)	900.1	1,127.9	(227.8)	(20.2)

2.7	8.3	5.6	67.5	Other income and charges	30.9	22.3	(8.6)	(38.6)
62.8	73.9	11.1	15.0	Net interest expense	273.1	263.0	(10.1)	(3.8)
				Income tax expense before foreign exchange gain (loss) on
44.6	56.3	11.7	20.8	long-term debt and other specified items(4)	135.8	222.9	87.1	39.1

				Income before foreign exchange gain (loss) on long-term debt
$158.9	$165.8	$(6.9)	(4.2)	and other specified items (4)	$460.3	$619.7	$(159.4)	(25.7)

76.0	77.2	1.2	—	Operating ratio (4) (6) (%)	79.1	78.4	(0.7)	—

$0.94	$1.07	$(0.13)	(12.1)	Diluted EPS, before FX on LTD and other specified items (4)	$2.76	$3.99	$(1.23)	(30.8)

(1)	Certain 2008 figures have been restated to conform with the change of accounting policies for the amortization of prior service pension costs for unionized employees and expensing of locomotive overhaul costs as adopted in the fourth quarter of 2009 on a retrospective basis.

(2)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for 2008. See note on non-GAAP earnings measures included in this press release.

(3)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets as adopted in the first quarter of 2009 on a retrospective basis.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.
See note on non-GAAP earnings measures included in this press release.

(5)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(6)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only

Fourth Quarter					Year
	2008(1)(2)					2008(1)(2)
2009	Pro forma	Fav/(Unfav)	%		2009	Pro forma	Fav/(Unfav)	%

				Commodity Data

				Freight Revenues (millions)
$291.9	$319.9	$(28.0)	(8.8)	- Grain $	1,129.9	$1,070.6	$59.3	5.5
112.1	141.3	(29.2)	(20.7)	- Coal	443.3	622.9	(179.6)	(28.8)
83.7	119.0	(35.3)	(29.7)	- Sulphur and fertilizers	303.5	518.9	(215.4)	(41.5)
42.0	58.0	(16.0)	(27.6)	- Forest products	173.2	249.0	(75.8)	(30.4)
201.3	233.0	(31.7)	(13.6)	- Industrial and consumer products	766.6	919.8	(153.2)	(16.7)
67.7	81.8	(14.1)	(17.2)	- Automotive	228.8	327.4	(98.6)	(30.1)
292.3	338.9	(46.6)	(13.8)	- Intermodal	1,129.9	1,399.8	(269.9)	(19.3)

$1,091.0	$1,291.9	$(200.9)	(15.6)	Total Freight Revenues $	4,175.2	$5,108.4	$(933.2)	(18.3)

				Millions of Revenue Ton-Miles (RTM)
9,156	8,903	253	2.8	- Grain	34,838	32,019	2,819	8.8
4,493	4,625	(132)	(2.9)	- Coal	16,997	21,600	(4,603)	(21.3)
2,716	4,077	(1,361)	(33.4)	- Sulphur and fertilizers	9,362	19,956	(10,594)	(53.1)
1,098	1,277	(179)	(14.0)	- Forest products	4,470	5,927	(1,457)	(24.6)
4,762	4,816	(54)	(1.1)	- Industrial and consumer products	17,653	21,364	(3,711)	(17.4)
480	490	(10)	(2.0)	- Automotive	1,607	2,221	(614)	(27.6)
6,169	6,321	(152)	(2.4)	- Intermodal	23,425	27,966	(4,541)	(16.2)

28,874	30,509	(1,635)	(5.4)	Total RTMs	108,352	131,053	(22,701)	(17.3)

				Freight Revenue per RTM (cents)
3.19	3.59	(0.40)	(11.1)	- Grain	3.24	3.34	(0.10)	(3.0)
2.49	3.06	(0.57)	(18.6)	- Coal	2.61	2.88	(0.27)	(9.4)
3.08	2.92	0.16	5.5	- Sulphur and fertilizers	3.24	2.60	0.64	24.6
3.83	4.54	(0.71)	(15.6)	- Forest products	3.87	4.20	(0.33)	(7.9)
4.23	4.84	(0.61)	(12.6)	- Industrial and consumer products	4.34	4.31	0.03	0.7
14.10	16.69	(2.59)	(15.5)	- Automotive	14.24	14.74	(0.50)	(3.4)
4.74	5.36	(0.62)	(11.6)	- Intermodal	4.82	5.01	(0.19)	(3.8)

3.78	4.23	(0.45)	(10.6)	Freight Revenue per RTM	3.85	3.90	(0.05)	(1.3)

				Carloads (thousands)
121.1	123.4	(2.3)	(1.9)	- Grain	469.5	460.4	9.1	2.0
83.9	72.5	11.4	15.7	- Coal	305.1	317.7	(12.6)	(4.0)
31.9	40.7	(8.8)	(21.6)	- Sulphur and fertilizers	108.8	195.4	(86.6)	(44.3)
16.4	20.8	(4.4)	(21.2)	- Forest products	66.8	97.6	(30.8)	(31.6)
92.6	97.6	(5.0)	(5.1)	- Industrial and consumer products	345.9	425.5	(79.6)	(18.7)
32.9	30.5	2.4	7.9	- Automotive	103.7	142.0	(38.3)	(27.0)
241.0	279.6	(38.6)	(13.8)	- Intermodal	962.9	1,216.0	(253.1)	(20.8)

619.8	665.1	(45.3)	(6.8)	Total Carloads	2,362.7	2,854.6	(491.9)	(17.2)

				Freight Revenue per Carload
$2,410	$2,592	$(182)	(7.0)	- Grain	$2,407	$2,325	$82	3.5
1,336	1,949	(613)	(31.5)	- Coal	1,453	1,961	(508)	(25.9)
2,624	2,924	(300)	(10.3)	- Sulphur and fertilizers	2,790	2,656	134	5.0
2,561	2,788	(227)	(8.1)	- Forest products	2,593	2,551	42	1.6
2,174	2,387	(213)	(8.9)	- Industrial and consumer products	2,216	2,162	54	2.5
2,058	2,682	(624)	(23.3)	- Automotive	2,206	2,306	(100)	(4.3)
1,213	1,212	1	0.1	- Intermodal	1,173	1,151	22	1.9

$1,760	$1,942	$(182)	(9.4)	Freight Revenue per Carload	$1,767	$1,790	$(23)	(1.3)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for 2008. See note on non-GAAP earnings measures included in this press release.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.
See note on non-GAAP earnings measures included in this press release.

Summary of Rail Data (Page 5)

Fourth Quarter(1)					Year(1)
2009	2008(2)(3)(4)	Fav/(Unfav)%			2009	2008(2)(3)(4)	Fav/(Unfav)%

				Operations Performance

				Pro forma Consolidated Data including DM&E (2)

1.55	1.75	0.20	11.4	Total operating expenses per GTM (cents) (5)	1.62	1.63	0.01	0.6

55,198	58,774	(3,576)	(6.1)	Freight gross ton-miles (GTM) (millions)	209,475	250,991	(41,516)	(16.5)
8,897	9,978	(1,081)	(10.8)	Train miles (000) (7)	34,757	43,243	(8,486)	(19.6)

15,073	16,460	1,387	8.4	Average number of active employees — Total	15,175	16,793	1,618	9.6
13,471	14,877	1,406	9.5	Average number of active employees — Expense	13,619	15,107	1,488	9.8

14,665	15,783	1,118	7.1	Number of employees at end of period — Total	14,665	15,783	1,118	7.1
13,614	14,880	1,266	8.5	Number of employees at end of period — Expense	13,614	14,880	1,266	8.5

1.18	1.26	0.08	6.3	U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.19	1.22	0.03	2.5
64.7	73.6	8.9	12.1	U.S. gallons of locomotive fuel consumed — total (millions) (6)	246.7	305.0	58.3	19.1
2.28	2.84	0.56	19.7	Average fuel price (U.S. dollars per U.S. gallon)	2.04	3.30	1.26	38.2

				Fluidity Data (excluding DM&E)

23.1	22.2	(0.9)	(4.1)	Average terminal dwell — AAR definition (hours)	21.9	22.3	0.4	1.8
24.7	24.7	—	—	Average train speed — AAR definition (mph)	25.5	24.0	1.5	6.3
139.2	143.9	(4.7)	(3.3)	Car miles per car day	142.6	143.6	(1.0)	(0.7)
50.3	52.4	2.1	4.0	Average daily active cars on-line (000)	46.6	54.7	8.1	14.8
792	929	137	14.7	Average daily active road locomotives on-line	760	985	225	22.8

				Safety
1.98	1.63	(0.35)	(21.5)	FRA personal injuries per 200,000 employee-hours (CP only)	1.85	1.51	(0.34)	(22.5)
1.66	2.18	0.52	23.9	FRA train accidents per million train-miles (CP only)	1.49	1.93	0.44	22.8
2.07	2.94	0.87	29.6	FRA personal injuries per 200,000 employee-hours (DM&E only)	2.17	3.50	1.33	38.0
1.46	9.99	8.53	85.4	FRA train accidents per million train-miles (DM&E only)	6.78	11.39	4.61	40.5

(1)	Certain 2008 figures have been restated to conform with the change of accounting policies for the amortization of prior service pension costs for unionized employees and expensing of locomotive overhaul costs as adopted in the fourth quarter of 2009 on a retrospective basis.

(2)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for 2008. See note on non-GAAP earnings measures included in this press release.

(3)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets as adopted in the first quarter of 2009 on a retrospective basis.

(4)	Certain prior period figures have been revised to conform with current presentation.

(5)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures included in this press release.

(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(7)	Train miles decreased in response to the reduced volumes. Management reduced train starts by consolidating trains and running longer heavier trains which also decreased overall train miles.